UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934
                       (Amendment No.  1)*


             Pioneer Tax Advantaged Balanced Trust
-----------------------------------------------------------------
                             -------
                        (Name of Issuer)

                    Common Stock, no par value
-----------------------------------------------------------------
                             -------
                 (Title of Class of Securities)

                            72388R101
-----------------------------------------------------------------
                             -------
                         (CUSIP Number)


                        Arthur D. Lipson
                    Western Investment LLC
              7050 S. Union Park Center, Ste. 590
                       Midvale, UT 84047
-----------------------------------------------------------------
                             -------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        February 23, 2007
-----------------------------------------------------------------
                             -------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), (f) or (g), check the following box [  ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                   (Continued on following pages)








CUSIP No.  - 72388R101

1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT LLC

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [ X]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         OO, WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
           OR 2(e)  [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE


NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   1,646,041 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                1,646,041 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,646,041 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

14      TYPE OF REPORTING PERSON*
        OO







1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ARTHUR D. LIPSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,646,041
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,646,041
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,646,041

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7%

14     TYPE OF REPORTING PERSON*
        IN








1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT HEDGED PARTNERS L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE


NUMBER OF           7     SOLE VOTING POWER
SHARES                     793,939
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  793,939
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 793,939

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.8%

14      TYPE OF REPORTING PERSON*
         PN









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       WESTERN INVESTMENT ACTIVISM PARTNERS LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     837,702
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  837,702
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 837,702

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%

14     TYPE OF REPORTING PERSON*
        OO










1       NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
         WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)   [ X]
        (b)   [  ]

3       SEC USE ONLY

4       SOURCE OF FUNDS* (See Item 3)
         WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
        OR 2(e)     [  ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF       7       SOLE VOTING POWER (See Item 5)
SHARES                   13,400 shares
BENEFICIALLY    8       SHARED VOTING POWER (See Item 5)
OWNED BY                 0 shares
EACH            9       SOLE DISPOSITIVE POWER
REPORTING                13,400 shares
PERSON         10       SHARED DISPOSITIVE POWER
WITH                     0 shares


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 13,400 shares

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*    [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        Less than 0.1%

14      TYPE OF REPORTING PERSON*
        CO









1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     650,560
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  650,560
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 650,560

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.3%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS PARTNERS, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                       507,200
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                    507,200
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)   507,200

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       BENCHMARK PLUS MANAGEMENT, L.L.C.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE

NUMBER OF           7     SOLE VOTING POWER
SHARES                     1,157,760
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                   0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                  1,157,760
PERSON WITH        10     SHARED DISPOSITIVE POWER
                           0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,157,760

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%

14     TYPE OF REPORTING PERSON*
        OO










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       ROBERT FERGUSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,157,760
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,157,760
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,157,760

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%

14     TYPE OF REPORTING PERSON*
        IN










1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       SCOTT FRANZBLAU

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [ X]
      (b) [  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*
       OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ]
         OR 2(e) [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF           7     SOLE VOTING POWER
SHARES                    1,157,760
BENEFICIALLY        8     SHARED VOTING POWER
OWNED BY                  0
EACH                9     SOLE DISPOSITIVE POWER
REPORTING                 1,157,760
PERSON WITH        10     SHARED DISPOSITIVE POWER
                          0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (See Item 5) 1,157,760

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*     [  ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0%

14     TYPE OF REPORTING PERSON*
        IN












The following constitutes Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the
Schedule 13D as specifically set forth.


     Item 2 is hereby amended and restated to read as follows:

ITEM 2.   IDENTITY AND BACKGROUND

(a) This statement is filed by Western Investment LLC, a Delaware limited liability company ("WILLC"), Arthur D. Lipson, Western
Investment Hedged Partners L.P., a Delaware limited partnership ("WIHP"), Western Investment Activism Partners LLC, a Delaware limited liability company ("WIAP"), Western Investment Total Return Master Fund, Ltd., a Cayman Islands corporation ("WITR"), Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company ("BPIP"), Benchmark Plus Partners, L.L.C, a Delaware limited liability company ("BPP"), Benchmark Plus Management, L.L.C., a Delaware limited liability company ("BPM"), Scott Franzblau and Robert Ferguson. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." WILLC provides recommendations from time to time to BPIP and BPP with respect to purchases and sales of Shares of the Issuer, pursuant to an oral agreement between WILLC and BPIP and between WILLC and BPP. Each of WILLC, Mr. Lipson, WIHP, WIAP and WITR disclaims beneficial ownership of the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson and the existence of a group for Section 13(d) purposes. Each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson disclaims beneficial ownership of the Shares beneficially owned by the other Reporting Persons and the existence of a group for Section 13(d) purposes. Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

WILLC has sole voting and investment power over WIHP's, WIAP's and WITR's security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC's voting and investment decisions. BPM is the managing member of BPIP and BPP and Messrs. Franzblau and Ferguson, in their role as managing members of BPM, have sole voting and investment control over BPIP's and BPP's security holdings.

(b) The principal business address of WILLC, Mr. Lipson, WIHP, WIAP and WITR is 7050 S. Union Park Center, Suite 590, Midvale, UT 84047. The officers and directors of WITR are set forth on Schedule B and incorporated by reference in this Item 2.

The principal business address of BPIP, BPP, BPM, Mr. Franzblau, and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, WA 98402.

(c) The principal business of WILLC is acting as the general partner, managing member and investment manager of WIHP, WIAP and WITR, respectively. The principal occupation of Arthur D. Lipson is acting as managing member of WILLC. The principal business of WIHP, WIAP and WITR is acquiring, holding and disposing of investments in various companies.

The principal business of BPIP and BPP is acquiring, holding and disposing of investments in various companies. The principal business of BPM is acting as the managing member of BPIP and BPP. The principal occupation of each of Scott Franzblau and Robert Ferguson is acting as a managing member of BPM.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Lipson, Franzblau, and Ferguson are citizens of the United States of America.


     Item 3 is hereby amended and restated as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the 1,646,041 Shares beneficially owned by WILLC is approximately $22,993,657. The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC's working capital, 793,939 Shares that were acquired with WIHP's working capital, 837,702 Shares that were acquired with WIAP's working capital and 13,400 Shares that were acquired with WITR's working capital. The aggregate purchase price of the 1,157,760 Shares beneficially owned by BPM is approximately $15,700,105. The Shares beneficially owned by BPM consist of 650,560 Shares that were acquired with BPIP's working capital and 507,200 Shares that were acquired with BPP's working capital.


     Item 5 is hereby amended and restated as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 28,706,981 Shares outstanding as of November 30, 2006, as reported in the Issuer's Form N-CSR filed with the Securities and Exchange Commission on February 6, 2007.

As of the close of business on February 23, 2007, WIHP, WIAP, WITR, BPIP and BPP beneficially owned 793,939, 837,702, 13,400, 650,560, and 507,200 Shares, respectively, representing approximately 2.8%, 2.9%, less than 0.1%, 2.3%, and 1.8%, respectively, of the Shares outstanding. WILLC beneficially owned 1,646,041 Shares, constituting approximately 5.7% of the Shares outstanding. Mr. Lipson beneficially owned 1,646,041 Shares, constituting approximately 5.7% of the Shares outstanding.

As the general partner, managing member and investment manager of WIHP, WIAP and WITR, respectively, WILLC may be deemed to beneficially own the 1,645,041 Shares beneficially owned in the aggregate by WIHP, WIAP and WITR, in addition to 1,000 Shares owned directly by WILLC. As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,646,041 Shares beneficially owned by WILLC. As the managing member of BPIP and BPP, BPM may be deemed to beneficially own the 1,157,760 Shares beneficially owned in the aggregate by BPIP and BPP. As the managing members of BPM, Messrs. Franzblau and Ferguson may be deemed to beneficially own the 1,157,760 Shares beneficially owned by BPM.

(b) Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WILLC by virtue of his position as described in paragraph (a). Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by WIHP, WIAP and WITR by virtue of their respective positions as described in paragraph (a). Neither WILLC, Mr. Lipson, WIHP, WIAP nor WITR has voting or dispositive control over the Shares beneficially owned by BPIP, BPP, BPM, Mr. Franzblau or Mr. Ferguson.

Each of BPM, Mr. Franzblau and Mr. Ferguson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by BPIP and BPP by virtue of their respective positions as described in paragraph (a). Neither BPIP, BPP, BPM, Mr. Franzblau nor Mr. Ferguson has voting or dispositive control over the Shares beneficially owned by the other Reporting Persons.

(c) Schedule A annexed hereto lists all transactions by the Reporting Persons in the Issuer's Common Stock effected since the filing of the initial
Schedule 13D filed by the Reporting Persons on January 26, 2007. All of such transactions were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.


      Item 6 is hereby amended to add the following:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On February 23, 2007, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") with respect to the Shares of the Issuer. The Joint Filing Agreement replaces the Joint Filing Agreement dated January 26, 2007, previously entered into by the Reporting Persons (other than WITR). A copy of this agreement is attached hereto and incorporated herein by reference.


      Item 7 is hereby amended to add the following exhibit:

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

1. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Master Fund, Ltd., Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Scott Franzblau, and Robert Ferguson, dated February 23, 2007.







                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 23, 2007

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member

                       WESTERN INVESTMENT HEDGED PARTNERS L.P.
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ___________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU














                           SCHEDULE A

           Transaction Code    Quantity    Trade Date     Price
WITR        Buy                 13,400     02/23/2007     $14.4749


BPP         Buy                  9,200     01/29/2007     $14.2376
            Buy                 10,500     01/29/2007     $14.2566
            Buy                 22,100     01/31/2007     $14.3027
            Buy                  7,600     02/08/2007     $14.4463
            Buy                  8,300     02/09/2007     $14.4330
            Buy                  9,500     02/13/2007     $14.3683


BPIP        Buy                  9,300     01/29/2007     $14.2376
            Buy                 10,600     01/29/2007     $14.2565
            Buy                 58,260     01/30/2007     $14.2747
            Buy                 14,500     02/06/2007     $14.4187
            Buy                  5,600     02/07/2007     $14.4368
            Buy                  9,500     02/13/2007     $14.3683
            Buy                 45,200     02/14/2007     $14.4563
            Buy                  9,700     02/15/2007     $14.4441
            Buy                  8,500     02/16/2007     $14.4542
            Buy                 11,200     02/20/2007     $14.4950
            Buy                 12,200     02/21/2007     $14.4725
            Buy                  9,400     02/22/2007     $14.4661
            Buy                 15,800     02/23/2007     $14.4591


WILLC            NONE

WIHP             NONE

WIAP             NONE

BPM              NONE

Mr. Lipson       NONE

Mr. Franzblau    NONE

Mr. Ferguson     NONE










                                 SCHEDULE B

   Directors and Officers of Western Investment Total Return Master Fund Ltd.

Name and                  Principal Occupation             Principal Business
Position                                                        Address

Don M. Seymour,           Businessperson,                  dms Management Ltd.
Director                  dms Management Ltd.              PO Box 31910SMB
                                                           George Town, Grand
                                                           Cayman, Cayman
                                                           Islands

David Bree,               Businessperson,                  dms Management Ltd.
Director                  dms Management Ltd.              PO Box 31910SMB
                                                           George Town, Grand
                                                           Cayman, Cayman
                                                           Islands

Gwyneth Rees,             Attorney-at-Law                  PO Box 265GT
Director                                                   Grand Cayman,
                                                           Cayman Islands


Ian Gobin,                Attorney-at-Law,                 PO Box 265GT
Director                                                   Grand Cayman,
                                                           Cayman Islands


J.D. Clark & Co.,         Trust Company                    2425 Lincoln Ave.
Secretary                                                  Ogden, UT 84401


Bank of Butterfield       Company                          PO Box 705GT
International                                              Grand Cayman,
(Cayman) Ltd.                                              Cayman Islands
Assistant Secretary







                                  EXHIBIT INDEX


            Exhibit
            -------

1. Joint Filing Agreement by and among Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Activism Partners
            LLC, Western Investment Total Return Master Fund, Ltd., Benchmark Plus Institutional Partners, L.L.C.,
            Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Scott Franzblau and Robert Ferguson, dated February 23, 2007.









                   JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated February 23, 2007 (including further amendments thereto) with respect to the Common Stock of Pioneer Tax Advantaged Balanced Trust. This Joint Filing Agreement shall be filed as an Exhibit to such Statement and shall replace that certain Joint Filing Agreement dated January 26, 2007 previously entered into by the undersigned (other than Western Investment Total Return Master Fund Ltd.)


Dated:      February 23, 2007

                       WESTERN INVESTMENT LLC

                       By: /s/ Arthur D. Lipson, Sole Member


                       WESTERN INVESTMENT HEDGED PARTNERS L.P.
                       By: Western Investment LLC,
                       its General Partner

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT ACTIVISM PARTNERS LLC
                       By: Western Investment LLC,
                       its Managing Member

                       By: /s/ Arthur D. Lipson, Managing Member


                       WESTERN INVESTMENT TOTAL RETURN MASTER FUND LTD
                       By: Western Investment LLC,
                       its Investment Manager

                       By: /s/ Arthur D. Lipson, Managing Member


                       /s/ Arthur D. Lipson
                       ____________________
                       ARTHUR D. LIPSON



                       BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS PARTNERS, L.L.C.

                       By: Benchmark Plus Management, L.L.C.,
                       its Managing Member

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       BENCHMARK PLUS MANAGEMENT, L.L.C.

                       By: /s/ Scott Franzblau, Managing Member

                       By: /s/ Robert Ferguson, Managing Member


                       /s/ Robert Ferguson
                       ___________________
                       ROBERT FERGUSON

                       /s/ Scott Franzblau
                       ___________________
                       SCOTT FRANZBLAU